# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVERSPIN TECHNOLOGIES INC, CIK 0001438423
CUSIP: 30041T104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5670 W. CHANDLER BOULEVARD, SUITE 130, CHANDLER, Arizona (AZ), 85226
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-17-007502
Filed by CIK 0001412394

## Reporting persons
- Sigma Partners 8, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sigma Associates 8, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sigma Investors 8, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sigma Management 8, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: EVERSPIN TECHNOLOGIES INC
Address of issuer's principal executive offices: 5670 W. CHANDLER BOULEVARD, SUITE 130, CHANDLER, AZ, 85226.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Sigma Partners 8, L.P. ("SP 8")
Sigma Associates 8, L.P. ("SA 8")
Sigma Investors 8, L.P. ("SI 8")
Sigma Management 8, L.L.C. ("SM 8")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
1999 S. Bascom Ave. Suite 700 PMB 738
Campbell, CA 95008
Citizenship:
SP 8 Delaware
SA 8 Delaware
SI 8 Delaware
SM 8 Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

SM 8 is the general partner of each of SP 8, SA 8 and SI 8 and shares voting and investment authority over the shares held by each of SP 8, SA 8 and SI 8.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 23,447,577 shares of common stock outstanding as of April 23, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on April 29, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on February 9, 2017).

## Signatures
- Sigma Partners 8, L.P.: /s/ Gregory Gretsch, By Sigma Management 8, L.L.C., its general partner, By Gregory Gretsch, Managing Director (07/27/2026)
- Sigma Associates 8, L.P.: /s/ Gregory Gretsch, By Sigma Management 8, L.L.C., its general partner, By Gregory Gretsch, Managing Director (07/27/2026)
- Sigma Investors 8, L.P.: /s/ Gregory Gretsch, By Sigma Management 8, L.L.C., its general partner, By Gregory Gretsch, Managing Director (07/27/2026)
- Sigma Management 8, L.L.C.: /s/ Gregory Gretsch, Managing Director (07/27/2026)